Filed by Invitrogen Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Applera Corporation

Commission File No.: 001-04389

Employee Video Script

Hello. By now you’ve probably heard that early today we announced an agreement with Applied Biosystems to create the premier provider of biotechnology reagents and systems. I am in the San Francisco area today discussing the transaction with news media from around the globe and will be visiting with investors in the coming days. We’ll be posting communications about this transaction on Disco, our intranet site, as well as on our external website. I also hope to make it out to many of our sites in the coming weeks and months to hear your thoughts and share my enthusiasm about this exciting strategic transaction.

The combination of Invitrogen and ABI creates a world-class organization that is extremely well positioned to accelerate and drive new scientific discoveries and commercial applications. The combined company will have a significant presence in key growth markets and exceptional technical capabilities in the areas of genetic analysis, proteomics, cell biology and cell systems.

ABI serves the life science industry and research community by developing and marketing instrument-based systems, consumables, software and services. ABI’s products also serve the needs of some markets outside of life science research, including forensic and other human identity testing; biosecurity; and quality and safety testing, such as testing required for food and pharmaceutical manufacturing.

There are several strategic benefits to this transaction.

First, our two companies have very complementary product and service offerings. In fact, with this transaction, we will be almost doubling our consumables offerings. We both have highly recognizable brands in some of the most important areas of biomedical research. Together, we will have expansive product offerings in genetic analysis, proteomics, cell biology and cell systems. In addition, the core competencies we have in optimizing reagents can be combined with ABI’s systems integration capabilities to serve as the basis for developing new high-performance workflow solutions for customers. As we move forward and grow together, we intend to maintain our focus on innovation and continue to deliver the best-in-class products and solutions to our customers.

Second, this transaction gives us a strong platform for expansion into new, high growth markets, such as next generation sequencing, applied markets, emerging markets and cell biology.

And finally, we will now have increased depth and strength in customer relationships in the life sciences and applied markets. Both companies have exceptional teams of talented and experienced employees, with strong customer connections. By integrating the commercial operations and distribution networks of ABI and Invitrogen, the combined company will have well established access across the globe. The combined company’s approximately 3000 sales and service professionals will be uniquely positioned to fully capture cross-selling opportunities into the customer base of each company. Furthermore, we’ll be able to increase the sales of ABI’s reagent products almost immediately by leveraging our best-in-class website and e-commerce engine, as well as our global network of supply centers.

We expect to realize the benefits of this transaction quickly and efficiently with an integration roadmap that will foster strong early collaboration between the management teams and focus on execution. We are highly confident in the ability of the talent in our combined organization to deliver on our plans. Between now and the closing of the transaction, integration teams composed of representatives from both companies will be developing precise plans to effect a smooth transition, once the deal closes. Until the closing date, employees will operate in a “business as usual” mode to ensure continued execution of both ABI and Invitrogen’s commitments.

I will remain as Chief Executive Officer and current ABI President and Chief Operation Officer Mark Stevenson will be assume those same roles for the combined company. We expect the transaction to be completed towards the end of 2008, and we are committed to providing a seamless transition.

Upon completion, the company will be named ABI, but we will maintain and build on the great brand of Invitrogen for the selling and merchandizing of high quality reagents. As you can imagine, there was much discussion on the corporate name of the combined company. We believe that this is a name that best describes the company we hope to build — a systems company in the biological sciences that has an emphasis on taking technology from the research lab to commercial application. I think we all know that while a name is important, the culture is even more critical. And I can ensure you that the entrepreneurial zeal, and customer passion we have at Invitrogen will not change. The other thing that won’t change is that the headquarters for the combined company will stay in Carlsbad.

I hope you are as excited as I am by this transformative move, which will make us an ever more significant player in the biomedical arena. This is an exciting time for employees and it goes without saying that I believe this transaction is great for all of us. I want to thank everyone for their hard work and continued support. Your dedication has made us the great company we are today and the company we will be in the future.

FORWARD-LOOKING STATEMENTS

Certain statements contained herein are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and Invitrogen and Applera intend that such forward-looking statements be subject to the safe harbor created thereby. Forward-looking statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of the Applied Biosystems Group of Applera, Invitrogen and the combined company. Such forward-looking statements include, but are not limited to, statements relating to financial projections, including revenue and pro forma EPS projections; success in acquired businesses, including cost and revenue synergies; development and increased flow of new products; leveraging technology and personnel; advanced opportunities and efficiencies; opportunities for growth; and expectations of prospective new standards, new delivery platforms, and new selling specialization and effectiveness. A number of the matters discussed herein that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the new company, including expected synergies resulting from the merger of Invitrogen and Applera, combined operating and financial data, future research and development plans and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: the failure to realize capital and operating expense synergies; the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the new company in connection with consummation of the merger; approval of the merger by the stockholders of Invitrogen and Applera and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Invitrogen’s and Applera’s respective reports filed with the SEC, including Invitrogen’s annual report on Form 10-K for the year ended December 31, 2007 and quarterly report on Form 10-Q for the quarter ended March 31, 2008 and Applera’s annual report on Form 10-K for the year ended June 30, 2007 and quarterly reports on Form 10-Q for the quarters ended September 30, 2007, December 31, 2007 and March 31, 2008, as such reports may have been amended. This document speaks only as of its date, and Invitrogen and Applera each disclaims any duty to update the information herein.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This announcement is being made pursuant to and in compliance with Rules 165 and 425 of the Securities Act of 1933 and does not constitute an offer of any securities for sale or a solicitation of an offer to buy any securities. In connection with the proposed transaction, Invitrogen and Applera expect to file a proxy statement/prospectus as part of a registration statement on Form S-4 regarding the proposed transaction with the Securities and Exchange Commission, or SEC. Investors and security holders are urged to read the proxy statement/prospectus because it will contain important information about Invitrogen and Applied Biosystems and the proposed transaction. The final joint proxy statement/prospectus will be mailed to shareholders of Invitrogen and Applera’s Applied Biosytems Group. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents when filed with the SEC at the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of charge from Invitrogen by directing such requests to: Invitrogen Corporation, Attention: Investor Relations 5791 Van Allen Way, Carlsbad, CA 92008, or from Applied Biosystems by directing such requests to: Applied Biosystems, Attention: Investor Relations 850 Lincoln Center Drive, Foster City, CA 94404.

PARTICIPANTS IN THE SOLICITATION

Invitrogen and Applera and their respective directors, executive officers and certain other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information concerning all of the participants in the solicitation will be included in the proxy statement relating to the proposed merger when it becomes available. Each of these documents is, or will be, available free of charge at the Securities and Exchange Commission’s Web site at http://www.sec.gov and from Invitrogen Investor Relations, telephone: 760-603-7200 or on Invitrogen’s website at http://www.invitrogen.com or Applied Biosystems’s website: at http://www.appliedbiosystems.com.